Filer:	Westcorp

Pursuant to Rule 425 Filings under the

Securities and Exchange Act of 1933 and

deemed filed pursuant to Rule 14 a-12 of

the Securities and Exchange Act of 1934.

Subject Company: WFS Financial Inc

Commission File No: 000-26458

July 17, 2002

Lisa Capps

Investor Relations

Phone: (949) 727-1002

Email: Investor_Relations@Westcorpinc.com

FOR IMMEDIATE RELEASE

Westcorp Proposes To Acquire Outstanding Minority Interest in WFS Financial Inc

Irvine, California, July 17, 2002: Westcorp (NYSE: WES) announced today that it has proposed to acquire the outstanding 16% minority interest in WFS Financial Inc (“WFS”) (NASDAQ: WFSI), representing approximately 6.6 million common shares, through a merger of WFS into Western Financial Bank (“WFB”), Westcorp’s wholly owned subsidiary. WFB currently holds 84% of WFS common shares and after the proposed merger, WFS will operate as a division of WFB.

Under the terms of Westcorp’s proposal as outlined in a letter to the WFS Board of Directors, the public holders of WFS common shares would receive .9204 shares of Westcorp common shares for each WFS common share outstanding in a tax-free transaction. Based on the closing price on the NYSE National Market of a Westcorp common share on July 16, 2002, this represents a value of $22.45 per WFS common share. This constitutes a premium of 5% over the $21.38 closing price of WFS common shares on July 16, 2002.

The proposal also expressed a number of reasons why Westcorp believes the merger would benefit WFS shareholders, including an enhanced pro forma float and liquidity in a larger Westcorp entity with a greater amount of shares publicly traded, and the elimination of duplicative costs required to maintain two separate publicly traded companies.

The proposal is subject to the approval of the Board of Directors of WFS, WFB and Westcorp, the negotiation and execution of a definitive agreement, and any required regulatory approvals. The merger would also be subject to the approval of a majority of

WFS’ minority shareholders. Westcorp has been informed that the WFS Board of Directors has formed an independent Special Committee to evaluate the proposal and make a recommendation to the WFS Board of Directors.

If the merger transaction is ultimately approved by the Board of Directors of WFS, WFB and Westcorp, investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Commission by Westcorp and WFS. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Westcorp and WFS at the Commission’s web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Westcorp or from WFS by directing such request to Westcorp, Attn: Investor Relations, 23 Pasteur, Irvine, California 92618, Telephone: 949.727.1002 or to WFS, Attn: Investor Relations, 23 Pasteur, Irvine, California 92618, Telephone: 949.727.1002.

WFS and certain other persons referred to below may be deemed to be participants in any solicitation of proxies of WFS’ shareholders to adopt the merger agreement providing for Westcorp’s acquisition of the minority interest in WFS. The participants in such solicitation may include the directors and executive officers of WFS, who may have an interest in the transaction, including as a result of holding stock or options of WFS. A detailed list of the names and interests of WFS’ directors and executive officers is contained in WFS’ Proxy Statement for its Annual Meeting, held on May 2, 2002, which may be obtained without charge at the Commission’s web site at www.sec.gov.

About Westcorp

Westcorp is a financial services holding company whose principal subsidiaries are WFS Financial Inc and Western Financial Bank. Westcorp is a publicly owned company whose common stock is traded on the New York Stock Exchange under the symbol WES.

Westcorp, through its subsidiary, WFS, is one of the nation’s largest independent automobile finance companies. WFS specializes in originating, securitizing, and servicing new and pre-owned prime and non-prime credit quality automobile contracts through its nationwide relationships with automobile dealers. Information about WFS can be found at its web site at http://www.wfsfinancial.com.

Westcorp, through its subsidiary, Western Financial Bank, operates 24 retail bank branches throughout California and provides commercial banking services in Southern California. Information on the products and services offered by the Bank can be found at its web site at http://www.wfb.com.

Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this release include statements addressing the proposed merger transaction with WFS and the terms of the proposed transaction. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These statements are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause actual results to differ materially from those expressed in or implied by these forward-looking statements.

These forward-looking statement are identified by use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions.

The following factors are among those that may cause actual results to materially differ from the “Forward-looking Statements” in the Business section of either Westcorp or WFS’ annual report on Form 10-K and quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission (the “Commission”):

•	The rejection of the proposal by the WFS Special Committee’s or its Board of Directors;

•	That less than a majority of the WFS shares not currently owned by Westcorp or its subsidiaries vote in favor of the proposal;

•	Inability to obtain, or meet conditions imposed for, governmental and other approvals for the transaction;

•	Interest rate fluctuations;

•	Our financial condition and liquidity, as well as future cash flow earnings;

•	Competition;

•	Our level of operating expenses;

•	The effect of new laws, regulations, court decisions or significant litigation;

•	The availability of sources of funding;

•	The level of chargeoffs on the automobile contracts that we originate; and

•	Other significant unexpected events; and

•	Other economic, business, competitive and/or regulatory factors affecting Westcorp’s, WFB’s and WFS’ businesses generally.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. We do not undertake to update our forward-looking statements to reflect future events or circumstances.

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